UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                        Commission File Number 000-28160


(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10D  |_| Form N-SAR  |_| Form N-CSR


              For Period Ended: June 30, 2007


         |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

         For the transition period ended: ___________________


  Read instruction (on back pages) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Interactive Systems Worldwide Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and number): 2 Andrews Drive,
                                                           2nd Floor

City, State and Zip Code: West Paterson, New Jersey  07424-2672

PART II -- RULES 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


|X|         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Ford 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007 within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that the Form 10-QSB will be filed by no later than August 20, 2007, which is the first business day after the 5th calendar day (such 5th calendar day being a Sunday) following the date on which the Form 10-QSB was due.

         The Registrant requires additional time to complete the determination of the financial reporting consequences of certain matters relating to its outstanding Series C Preferred Stock resulting from the de-listing of the Registrant's Common Stock from the NASDAQ Capital Market. The financial statements for the three and nine months ended June 30, 2007 cannot be finalized until this determination is completed. The Registrant believes that this process cannot be completed within the prescribed time period for filing its Quarterly Report on Form 10-QSB without unreasonable effort or expense.


PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


  Bernard Albanese           (973)             256-8181
  ----------------           -----             --------
       (Name)             (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         Subject to resolution of the matter described in Part III above, the Registrant currently expects to report an increase in revenues and an improvement in net income (loss) for the three and nine months ended June 30, 2007 as compared to the same periods in 2006. The anticipated increase in revenues, from $20,000 to $167,000 for the three month period and from $84,000 to $291,000 for the nine month period, is primarily due to the Registrant's agreements with Sportingbet, Ladbrokes and Hipodromo de Agua Caliente S.A. de C.V. which provide certain minimum payments. The anticipated improvement in net income (loss) applicable to common shareholders, from a net loss of $1,207,000 to net income of $10,000 for the three month period and from a net loss of $3,831,000 to a net loss of $1,831,000 for the nine month period, is primarily due to lower expenses, increased revenue and the recording of $370,000 of non-recurring other income. The above net income (loss) numbers could, however, change due to adjustments of the non-recurring other income (loss) upon the resolution of the matter described in Part III above.

                       INTERACTIVE SYSTEMS WORLDWIDE INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2007                         By:  /s/ Bernard Albanese
                                                   -----------------------------
                                                   Chief Executive Officer